EXHIBIT 99.1

 For Immediate Release: NR 15-03

Exeter Resource Corporation Reports Voting Results From
Annual General Meeting

Vancouver, B.C. – June 12, 2015: Exeter Resource Corporation (NYSE-MKT:XRA, TSX:XRC, Frankfurt: EXB – “Exeter” or the “Company”) today announced the voting results from its annual general meeting of shareholders (Annual Meeting) held on Thursday June 11, 2015, in accordance with Toronto Stock Exchange requirements.  A total of 49,306,244 common shares representing 55.77% of Exeter’s issued and outstanding common shares were represented at the Annual Meeting.  Shareholders voted in favour of all items of business put forth at the meeting including the appointment of PricewaterhouseCoopers LLP as external auditors of Exeter.  The following nominees, as listed in Exeter’s Management Information Circular, were re-elected as directors of the Company:

DIRECTOR	Votes For	%	Withheld Votes	%
Bryce G. Roxburgh	21,506,439	93.81	1,425,807	6.19
Yale R. Simpson	21,495,239	93.76	1,437,007	6.24
Robert G. Reynolds	18,564,260	80.97	4,367,969	19.03
John C. Simmons	22,577,457	98.48	354,789	1.52
Julian Bavin	19,646,953	85.70	3,279,293	14.30

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION
Wendell Zerb, P. Geol
President and CEO
For further information, please contact: W. Zerb, CEO or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

NEITHER THE TSX NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF
THE TSX) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE